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                           March 31, 2023

       Jon Isaac
       Chief Executive Officer
       LIVE VENTURES Inc
       325 E. Warm Springs Road, Suite 102
       Las Vegas, Nevada 89119

                                                        Re: LIVE VENTURES Inc
                                                            Registration
Statement on Form S-3
                                                            Filed March 24,
2023
                                                            File No. 333-270836

       Dear Jon Isaac:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Stephanie Hager